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SE 18004919

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SEC MAIL PROCESSING Received FEB 27 2018

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bestvest Investments, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Jackson Street, Suite 305
(No. and Street)

Media (City) PA (State) 19063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. O'Connor (610) 891-2860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, James W. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bestvest Investments, LTD, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
GENNARO VUONO
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Jan 14, 2019

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report on Internal Accounting Control
- [X] (p) A report on the exemption provision to Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2017

BestVest Investments, LTD.

December 31, 2017

Table of Contents

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Board of Directors of:
BestVest Investments
Media, PA

We have audited the accompanying statement of financial condition of BestVest Investments as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of BestVest Investments' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BestVest Investments as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of BestVest Investments' financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of BestVest Investments' management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 22, 2018

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 185,594
Receivables	
Commissions	93,185
Advances	1,030,032
Investments	0
Clearing organization deposit	50,000
Property Plant and Equipment, net	13,713
(Accumulated Depreciation of $4,572)	
TOTAL ASSETS	$1,372,524

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 192,471
TOTAL LIABILITIES	$ 192,471
Stockholder's Equity	
Common Stock, no par value	10,000
60,000 shares authorized	
10,000 shares issued and outstanding	
Additional Paid In Capital	1,310,000
Retained Deficit	(139,947)
TOTAL STOCKHOLDERS' EQUITY	1,180,053
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,372,524

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2017

REVENUES	
Commissions	$1,130,495
Interest and Dividends	18,254
Investment Advisory Fees	345,095
Mutual Fund Fees	569,798
Other Income	42,146
Total Revenues	$2,105,788
EXPENSES	
Commission Expense	851,366
Employee Compensation and benefits	821,366
Clearing and Execution Expense	78,146
Occupancy	55,183
Other Operating Expenses	228,144
Total Expenses	2,034,205
Net Income	$ 71,583

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017

Schedule of Retained Deficit

Beginning Retained Deficit	($211,530)
Net Income	71,583
Retained Deficit	($139,947)

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000
Additional Paid in Capital	$1,310,000

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000
Common Stock	$10,000
Total Stockholders' Equity	$1,180,053

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net Income	$ 71,583
Depreciation	4,572
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in commissions receivable	81,008
Change in advances	(219,100)
Change in Investment	
Change in Deposits and Prepaids	
Change in Other Assets	
Change in accounts payable and accrued expenses	(44,183)
Total adjustments	
Net cash used by operating activities	(106,120)
Cash flows from investing activities:	
Net cash used for investing activities	0.00
Cash flows from financing activities:	
Net cash used for financing activities	0.00
Net change in cash and cash equivalents	(106,120)
Cash and cash equivalents at beginning of year	291,714
Cash and cash equivalents end of year	$ 185,594

Supplemental Disclosure of Cash Flow Information –

Interest Paid	$3,987
Taxes Paid	$2,763

The accompanying notes are an integral part of these financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has insurance and investment advisory businesses.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Mutual Fund Fees received (12b-1 Fees) are recognized as income by the Company as received from the fund companies.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC

740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2017, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2017 to 2013 remain open for audit.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital of $ 109,373 which was $ 90,126 in excess of its required net capital of $12,831. The Company's net capital ratio was 1.75 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 - GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the

guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 6 - REGULATORY ACTIONS

The Company had no regulatory actions during the fiscal year.

NOTE 7 – COMMITMENTS

The Company has a lease agreement for office space in Media, PA. The term of this lease is from March 1, 2017 to February 28, 2021. In addition, the Company is obligated to pay for the proportional amount of the building costs. Future minimum lease payments as of December 31, 2017 are as follows:

2018	$51,876
2019	$52,535
2020	$53,786
2021	$ 9,006

Rent expense for 2017 was $47,554.

NOTE 8 – SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2017 have been evaluated through February 22, 2018, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2017. No subsequent events were identified that required disclosure.

NOTE 9 -- RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be

effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. As a result of this method, the Company will have no change to retained earnings as of January 1, 2018.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. RBC Correspondent Services is the clearing broker.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital	$1,180,053
Deduct non-allowable assets	
Investments and receivables from affiliates and prepaids	1,043,743
Other deductions and/or charges	26,937
Total Deductions	1,070,680
Net Capital before haircuts	$ 109,373
Less: Haircuts	0
Net Capital	$ 109,373

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$192,470
Total aggregate indebtedness	192,470
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	12,831
Excess net capital at 1500%	$ 90,126
Excess net capital at 1000%	$ 96,542
Ratio: Aggregate Indebtedness to Net Capital	1.75 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2017

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 109,373
Net Audit Adjustments	0
Net Capital per above (Note-2)	$ 109,373

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
BestVest Investments
Media, PA

We have reviewed management's statements, included in the accompanying Exemption Report, on which BestVest Investments identified the following provisions of 17 C.F.R. ~15c3-3(k) under which BestVest Investments claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and BestVest Investments stated that BestVest Investments met the identified exemption provisions throughout the most recent fiscal year without exception. BestVest Investments' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BestVest Investments' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2018

BestVest
INVESTMENTS, LTD.
PLANNING | INVESTMENTS | INSURANCE

600 North Jackson St.
Suite 305
Media, PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

February 22, 2018

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief that:

1. The Firm claimed an exemption from SEC rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2017 to December 31, 2017;

2. The Firm met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2017 to December 31, 2017 without exception.

Signed: ______________________ Date: 2/22/2018

James W. O'Connor, President
BestVest Investments, Ltd.
600 N. Jackson Street, Suite 305
Media, PA 19063
(610) 891-2870

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
BestVest Investments
Media, PA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by BestVest Investments, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BestVest Investments' compliance with the applicable instructions of Form SIPC-7. BestVest Investments' management is responsible for BestVest Investments' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2018

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIIES INVESTOR PROTECTION COPRPORATION
YEAR ENDED DECEMBER 31, 2017

Period Covered Amount	Date Paid	
General assessment reconciliation for the period January 1, 2017 to December 31, 2017		$1,106
Payment Schedule:		
SIPC-6	7-12-17 (Credit applied)	137
SIPC-7	1-26-18	969
Balance		$ 0.00